<logo>Homeside Lending, Inc.
March 27,1997

NORWEST BANK MINNESOTA, N.A.
5325 SPECTRUM DR
FREDERICK, MD 21701

RE:	Annual Certifications
Dear Investor:
I am pleased to enclose for your records, a HomeSide Management Contact List. The Errors and Omissions and Fidelity Bond Certificates, as well as the audited financial statements, will be sent under separate cover. Also, please note that our fiscal year-end has changed from December 31st to February 28th. We hereby certify that:

1.	We hold as required fire, extended, and other types
of coverage customary in the locality where the property is located and that such policies remain in full force and effect on all mortgages serviced by us for you.

2.	We will maintain Fidelity Bond coverage and Errors
& Omissions coverage against losses as a direct result of failure on our part to properly service all policies held by us in connection with such mortgages.

3.	All outstanding property taxes, assessments and other
special charges which could encumber your interest and which are reasonably ascertainable by HomeSide Lending, Inc. will be promptly disbursed.

4.	We comply with the Tax Reform Act of 1986, Section
605H, ("the Act") as amended of the Internal Revenue Code and mail a letter annually to mortgagors for which our records do not reflect a Tax Identification Number.

5.	We report to each mortgagor by January 31 of each
year interest received by year-end and. if applicable, the points paid directly by mortgagors on the purchase of a principal residence using IRS Form 1098.

If there are any questions or concerns which you would like to discuss regarding your portfolio, please contact me at (210) 525-7510 or by fax at (210) 525-7511.

I would like to express our appreciation for your continued support as one of our valued investors and to thank you for the confidence you have placed in our team at HomeSide.

	Sincerely,
/s/Joel Gendron
Vice President
Investor Accounting Manager

Enclosure


P0. Box 47524, San Antonio, Texas 78265-7524 210-525-7000